OMB APPROVAL

OMB Number:	3235-0058
Expires:	January 31, 2005
Estimated average burden hours per response	2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)
☐ Form 10-K	☒ Form 10-Q

☐ Form 20-K	☐ Form N-SAR

For Period ended:	September 30, 2002

Transition Report on Form 10-K	Transition Report on Form 10-Q

Transition Report on Form 20-K	Transition Report on Form N-SAR

Transition Report on Form 11-K

For the Transition Period ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full name of registrant	SKYWEST, INC.

Former name if applicable

Address of Principal Executive Office (Street and number)	444 South River Road

City, State and Zip Code	St. George, Utah 84790

PART II.
RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

On June 24, 2002, the Registrant dismissed Arthur Andersen LLP as its independent auditor and appointed KPMG LLP as its new independent auditor. As of the date of this filing, KPMG LLP has not completed the required SAS 71 review procedures related to the Registrant's financial statements as of and for the three and nine-month periods ended September 30, 2002. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2002. Based on discussions with KPMG LLP, the Registrant believes that the required procedures will be completed within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. A letter from KPMG LLP concurring with this narrative is attached as an exhibit to this filing.

SEC 1344 (02-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Russell A. Childs	(801)	634-3200

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Due primarily to a significant increase in revenue passenger miles, principally as a result of the delivery of additional Canadair Regional Jets over the past twelve months, and further development of the Registrant's code-sharing relationships with United Airlines and Delta Air Lines, the Registrant anticipates that its results of operations for the three and nine-month periods ended September 30, 2002 will reflect significant increases in passenger revenues and net income, compared to the comparable periods of the fiscal year ended December 31, 2001. The improvement in the Registrant's operating results also reflects the Registrant's recovery from the service disruption experienced by the Company and other air carriers following the September 11, 2001 terrorist attacks.

SKYWEST, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	15 November 2002	By	/s/ Bradford R. Rich

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this Chapter).

2